UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

|X| Form 10-K                     |_| Form 11-K            |_| Form 20-F
|_| Form 10-Q                     |_| Form N-SAR

                      For Period Ended: December 31, 2011

   |_| Transition Report on Form 10-K   |_| Transition Report on Form 10-Q
   |_| Transition Report on Form 20-F   |_| Transition Report on Form N-SAR

         For the Transition Period Ended:

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                   _______________________________________
                                     PART I
                             REGISTRANT INFORMATION

                              THE GUITAMMER COMPANY
                                  -------------
                             Full Name of Registrant

                              6117 Maxtown Road
                      -------------------------------------
          Address of Principal Executive Office (Street and Number)

                              Westerville, Ohio 43082
                      -------------------------------------
                            City, State and Zip Code

                                     PART II
                             RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the follow-ing should be completed. (Check box if appropriate.)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]         (b)   The  subject  annual  report,  semi-annual  report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

        This is our first Form 10-K filing. The compilation, dissemination and review of the information required to be presented in the Form 10-K for the relevant fiscal year has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant. In addition, the requirement to present our Form 10-K report in the XBRL format also requires additional time. The registrant undertakes the responsibility to file such Form 10-K no later than fifteen calendar days after its original due date.

                                     Part IV
                                Other Information

(1) Name   and  telephone  number  of  person  to  contact  in  regard  to  this notification

   Rich Conn, CFO                   (614)                 898-9370
   ------------------               -----                 --------
        (Name)                   (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |_| Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 The Guitammer Company
                          -------------------------------------------------
                Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  March 29, 2012             /s/     Rich Conn
                                   -----------------------------------
                                   By:     Rich Conn
                                   Title:  Chief Financial Officer
                                           (principal financial officer)